As filed with the Securities and Exchange Commission on February 8, 2024

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 4)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13 (E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

LIGHTSTONE VALUE PLUS REIT II, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $0.01 par value per share
(Title of Class of Securities)

53227H
(CUSIP Number of Class of Securities)

Terri Warren Reynolds, Esq.
c/o The Lightstone Group
Lightstone Value Plus REIT II, Inc.
1985 Cedar Bridge Avenue, Suite 1
Lakewood, New Jersey 08701
(732) 367-0129
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

AMENDMENT TO SCHEDULE TO

Lightstone Value Plus REIT II, Inc., a Maryland corporation (the “Company,” “we,” “us” or “our”) amends and supplements the Tender Offer Statement on Schedule TO (as amended and supplemented, the “Schedule TO”) originally filed by the Company with the Securities and Exchange Commission (the “SEC”) on November 28, 2023, as amended by the Amendment No. 1 to Schedule TO filed by the Company with the SEC on December 18, 2023, Amendment No. 2 to Schedule TO filed by the Company with the SEC on December 23, 2023, and Amendment No. 3 to Schedule TO filed by the Company with the SEC on January 2, 2024. The Schedule TO relates to the Company’s offer to purchase for cash up to 860,000 shares of the Company’s common stock, par value $0.01 per share (the “Shares”) at a purchase price of $6.00 per Share, net to the seller in cash, less any applicable withholding taxes and without interest.  The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 28, 2023 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), which, together with any amendments or supplements thereto, constitute the “Offer.” This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

This Amendment is being filed in satisfaction of the requirements of Rule 13e-4(c)(1) and (c)(3) promulgated under the Securities Exchange Act of 1934, as amended.

Capitalized terms used but not defined herein have the respective meanings ascribed to them in the Schedule TO.

Item 11.   Additional Information.

Item 11of the Schedule TO is hereby amended and supplemented as follows:

The Company has received the preliminary results of the tender offer, which expired at midnight Eastern Time, on February 5, 2024. Based on the preliminary count by DST Systems, Inc. (“DST”), the depositary, paying agent and information agent for the tender offer, a total of approximately 521,742 Shares were properly tendered and not properly withdrawn. In accordance with the terms and conditions of the tender offer, and based on the preliminary count by DST, the Company expects to accept for purchase 521,742 Shares properly tendered and not properly withdrawn prior to the expiration of the tender offer at a purchase price of $6.00 per Share, or approximately $3.1 million of Shares, excluding fees and expenses relating to the tender offer.

Based on this preliminary count, the Shares expected to be purchased in the tender offer represent approximately 3.1% of the Company’s issued and outstanding Shares as of January 31, 2024. Based on these preliminary numbers, the Company anticipates that, following settlement of the tender offer, it will have approximately 16.5 million Shares outstanding.

The number of Shares expected to be purchased in the tender offer is preliminary and subject to change and to confirmation by DST.  The final number of Shares to be purchased will be announced following the completion by DST of the confirmation process. Payment for the Shares accepted for purchase pursuant to the tender offer, and the return of all other Shares tendered and not purchased, will occur promptly thereafter, in accordance with applicable law. Payment will be made in cash, less any applicable withholding taxes and without interest.

Item 12.   Exhibits.

The Exhibit Index appearing after the signature page to this Schedule TO is incorporated by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

LIGHTSTONE VALUE PLUS REIT II, INC.

Date: February 8, 2024	BY:	/s/ Seth D. Molod
Seth D. Molod
Chief Financial Officer and Executive Vice President

EXHIBIT INDEX

(a)(1)(A)*	Offer to Purchase dated November 28, 2023
(a)(1)(B)*	Letter of Transmittal
(a)(1)(C)*	Odd Lot Certification Form
(a)(1)(D)*	Letter of Custodians
(a)(2)(A)*	Letter to Stockholders dated November 28, 2023
(a)(2)(B)*	Email to Financial Advisors
(a)(2)(C)*	Press Release dated January 2, 2024
(a)(5)(A)*	Excerpt from Current Report on Form 8-K regarding share redemption program
(d)(1)*	Advisory Agreement, dated February 17, 2009, among Lightstone Value Plus REIT II, Inc., Lightstone Value Plus REIT II LP and Lightstone Value Plus REIT II LLC
(d)(2)*	Renewal Agreement, dated February 17, 2023, among Lightstone Value Plus REIT II, Inc., Lightstone Value Plus REIT II LP and Lightstone Value Plus REIT II LLC
107*	Calculation of Filing Fee Table
_________________

*          Previously filed.